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                                   EXHIBIT 4.3

                     CONSULTING AGREEMENT WITH GORDON JONES.


                                      J & J

March 1, 2001

Covingham Capital Corp.
C/o Wenthur & Chachas, LLP
4180 L Jolla, California 92037

Dear Sirs,

We thank you for allowing us this opportunity to put into writing some of the services that we can offer to your company. As you may know several years ago I served as the auditor for many public and private companies at which time I became very familiar with public reporting requirements and corporate financing. I sold my CPA practice about 3 years ago and I have since worked as a consultant to several small public and private companies.

The Consulting services we are offering are as follows;

!. We Will prepare the MD&A sections of the form 10Q's and 10K's of the Company from the financial statements reviewed or audited by the Company's independent auditors.

Our annual fee for these services will be 25,000 shares of common stock of the Company. The term of the agreement will be for 2 years, calendar years 2001 and 2002, and may be extended by mutual agreement.

If other projects come up we would charge per hour for those services. If this is acceptable to you please sing below or make modification on the letter. Please call me with any questions at 801-916-3884.

Sincerely,

/s/ R. Gordon Jones
J&J Consultants, LLC

Accepted:


/s/ Gregory J. Chachas
Covingham Capital Corp.